UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

BLYTH, INC.

(Name of Subject Company)

BLYTH, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Michael S. Novins

Vice President and General Counsel

Blyth, Inc.

59 Armstrong Road

Plymouth, Massachusetts 02360

(508) 830-3100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Blyth, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 15, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to purchase all of the Company’s outstanding common stock, par value $0.02 per share (the “Shares”) for $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time. According to the Offer to Purchase, Merger Sub is a direct wholly owned subsidiary of CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”), and Parent is a direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence as the second sentence of the eighth paragraph in the subsection entitled “Opinion of the Company’s Financial Advisor”:

“Houlihan Lokey has consented to the reference to its opinion in the Schedule 14D-9, and the inclusion of its opinion in the Schedule 14D-9, appearing as Annex A.”

Item 4 of the Schedule 14D-9 is hereby amended and revised by deleting the following sentence, which was the last sentence of the fourth paragraph in the subsection entitled “Certain Blyth Forecasts—Additional Information Concerning the Forecasts”:

“Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Certain Blyth Forecasts – Important Information Concerning the Blyth Management Forecasts” as follows:

“Blyth does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the Board’s evaluation of the Offer and the Merger and other potential strategic alternatives available to the Company, the Company’s management prepared certain unaudited prospective financial information for the calendar years 2015 through 2018 (the “Forecasts”). The Company’s management provided the Forecasts to Parent; to the Blyth board of directors for purposes of considering and evaluating Parent’s acquisition proposal; and to Houlihan Lokey in connection with the rendering of its opinion to the Blyth board of directors and in performing its related financial analyses, as described above under the heading “—Opinion of the Company’s Financial Advisor.”

The Company’s management first prepared the Forecasts in March 2015, a summary of which follows:

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(2,561)	$7,945	$10,899	$13,363
Net Cash Flow of Business(1)	(5,986)	7,067	12,585	14,906
Adjusted EBITDA(2)	19,918	27,047	31,215	34,558

(1)

The Company defines Net Cash Flow of Business as Net Cash Provided / (Used) by Operating Activities, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The Company’s management updated the Forecasts in June 2015, a summary of which follows, reflecting certain new assumptions, including, among other things, (1) the expected one-time expenses related to the relocation of the Company’s corporate headquarters from Greenwich, CT to Plymouth, MA, (2) the expected annual reduction of corporate expenses resulting from such relocation, (3) new expectations on foreign exchange rate fluctuations, (4) the expected proceeds of the sale of the Company’s manufacturing facility in Cumbria, United Kingdom, rather than the costs of the facility being idle, which were factored into the prior Forecasts and (5) new pension accruals.

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(5,852)	$8,883	$11,763	$14,147
Net Cash Flow of Business(1)	(9,580)	8,306	13,448	15,691
Adjusted EBITDA(2)	17,230	27,797	31,803	35,017

(1)	The Company defines Net Cash Flow of Business as Net Cash Provided / (Used) by Operating Activities, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

The Company’s management again updated the Forecasts in August 2015, a summary of which follows, reflecting certain new assumptions, including, among other things, (1) lower than expected one-time expenses related to the relocation of the Company’s corporate headquarters from Greenwich, CT to Plymouth, MA, (2) new expectations on foreign exchange rate fluctuations, (3) new expectations based on the results of the Company’s operations during the first six months of 2015 and (4) new expectations regarding the allocation of savings between the United States and Europe associated with the consolidation of Blyth’s manufacturing facility in Batavia, Illinois.

(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings Attributable to Blyth	$(13,859)	$5,340	$7,779	$10,121
Net Cash Flow of Business(1)	(19,737)	3,156	9,501	13,029
Adjusted EBITDA(2)	11,504	21,078	24,885	28,938
Houlihan Lokey’s Adjusted EBITDA(3)	10,304	19,878	23,685	27,338

(1)	The Company defines Net Cash Flow of Business as Net Cash Provided / (Used) by Operating Activities, less capital expenditures. Net Cash Flow of Business is a non-GAAP financial measure. The Company’s management included Net Cash Flow of Business in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(2)	The Company defines Adjusted EBITDA as net earnings attributable to Blyth, before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, costs associated with the consolidation of its manufacturing facility in Batavia, IL, costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA and integration and consulting costs related to its acquisition of Native Remedies. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included Adjusted EBITDA in the Forecasts because management believed such measure could be useful in evaluating the Offer and the Merger. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.
(3)	Houlihan Lokey, for purposes of its analysis, added back as an expense stock-based compensation in calculating Adjusted EBITDA because it believed such measure could be useful in evaluating the Offer and the Merger. Houlihan Lokey’s Adjusted EBITDA was not provided to Carlyle. Houlihan Lokey’s Adjusted EBITDA is a non-GAAP financial measure that should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Houlihan Lokey’s Adjusted EBITDA calculation may differ from other Adjusted EBITDA calculations and is not necessarily comparable with similar titles used by other companies.

Set forth below are reconciliations of the most comparable GAAP financial measures to Net Cash Flow of Business, Adjusted EBITDA and Houlihan Lokey’s Adjusted EBITDA:

	Forecasts Prepared in March 2015
	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Cash Provided by Operating Activities	$1,808	$12,163	$17,881	$19,702
Capital Expenditures	(7,794)	(5,096)	(5,296)	(4,796)

Net Cash Flow of Business	(5,986)	7,067	12,585	14,906

	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings (Loss) Attributable to Blyth	$(2,561)	$7,945	$10,899	$13,363
Interest	4,199	2,113	1,978	1,847
Taxes	(1,336)	5,069	6,880	8,390
Depreciation & Amortization	8,634	9,233	8,733	8,233
Stock-based compensation	1,600	1,600	1,600	1,600
Non-controlling interests	381	326	326	326

Costs associated with consolidation of manufacturing facility in Batavia, IL	7,326	761	799	799

Costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA	—

Integration and consulting costs related to acquisition of Native Remedies	1,675

Adjusted EBITDA	19,918	27,047	31,215	34,558

	Forecasts Prepared in June 2015
	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Cash Provided / (Used) by Operating Activities	$(1,786)	$13,402	$18,744	$20,487
Capital Expenditures	(7,794)	(5,096)	(5,296)	(4,796)

Net Cash Flow of Business	(9,580)	8,306	13,448	15,691

	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings (Loss) Attributable to Blyth	$(5,852)	$8,883	$11,763	$14,147
Interest	4,199	2,111	1,972	1,840
Taxes	(3,353)	5,644	7,409	8,871
Depreciation & Amortization	8,634	9,233	8,733	8,233
Stock-based compensation	1,600	1,600	1,600	1,600
Non-controlling interests	381	326	326	326
PL Europe Pension Charge	520

Costs associated with consolidation of manufacturing facility in Batavia, IL	7,326

Costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA	2,100

Integration and consulting costs related to acquisition of Native Remedies	1,675

Adjusted EBITDA	17,230	27,797	31,803	35,017

	Forecasts Prepared in August 2015
	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Cash Provided / (Used) by Operating Activities	($11,943)	$8,252	$14,797	$17,825
Capital Expenditures	(7,794)	(5,096)	(5,296)	(4,796)

Net Cash Flow of Business	(19,737)	3,156	9,501	13,029

	Fiscal Year
(Dollars in Thousands)	2015E	2016E	2017E	2018E
Net Earnings (Loss) Attributable to Blyth	$(13,859)	$5,340	$7,779	$10,121
Interest	5,609	2,141	2,014	1,890
Taxes	2,220	3,473	4,968	6,403
Depreciation & Amortization	7,350	8,598	8,598	8,598
Stock-based compensation	1,200	1,200	1,200	1,600
Non-controlling interests	383	326	326	326

Costs associated with consolidation of manufacturing facility in Batavia, IL	5,283

Costs of the relocation of its corporate headquarters from Greenwich, CT to Plymouth, MA	1,650

Integration and consulting costs related to acquisition of Native Remedies	1,668

Adjusted EBITDA	11,504	21,078	24,885	28,938
Stock-based compensation	(1,200)	(1,200)	(1,200)	(1,600)

Houlihan Lokey’s Adjusted EBITDA	10,304	19,878	23,685	27,338

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 25, 2015

BLYTH, INC.

By:	/s/ Robert B. Goergen, Jr.
Name:	Robert B. Goergen, Jr.
Title:	Chief Executive Officer and President